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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1998

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______________.

                      Commission File Number:  333-69437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
U.S. Generating Company 401(k) Profit-Sharing Plan for Bargaining Unit Employees 7500 Old Georgetown Road
Suite 1300
Bethesda, Maryland 20814-6161

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PG&E CORPORATION
One Market, Spear Tower
Suite 2400
San Francisco, Ca 94105
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                              REQUIRED INFORMATION

1. The Statement of Net Assets Available for Benefits as of December 31, 1998 and the Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in
    Exhibit 1 to this Annual Report.

2. The Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     U.S. GENERATING COMPANY 401(K)
                                     PROFIT-SHARING PLAN FOR
                                     BARGAINING UNIT EMPLOYEES


June 7, 1999                         By: PG&E GENERATING COMPANY (Formerly U.S.
                                         Generating Company), as Plan
                                         Administrator

                                     By: SANFORD L. HARTMAN
                                     Sanford L. Hartman
                                     Vice President and General Counsel